INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS                                                                              Bond No.  517-76-01 - 06

Item 1. Name of Insured (herein called Insured):   Wells Fargo Funds Trust

            Principal Address:                                       525 Market Street

                                                                                 San Francisco, CA 94105

Item 2. Bond Period from 12:01 a.m. 03/01/2010 to 12:01 a.m. 09/01/2010 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

Insuring Agreement                                               Limit of Liability    Deductible

(A)-FIDELITY                                                            $20,000,000    $0

(B)-ON PREMISES                                                    $20,000,000    $50,000

(C)-IN TRANSIT                                                        $20,000,000    $50,000

(D)-FORGERY OR ALTERATION                            $20,000,000    $50,000

(E)-SECURITIES                                                        $20,000,000    $50,000

(F)-COUNTERFEIT CURRENCY                             $20,000,000    $50,000

(G)-STOP PAYMENT                                                $     100,000    $  5,000

(H)-UNCOLLECTIBLE ITEMS OF DEPOSIT          $     100,000    $  5,000

(I)-AUDIT EXPENSE                                     $     100,000    $  5,000

(J)-TELEFACSIMILE TRANSMISSIONS                 $20,000,000    $50,000

(K)-UNAUTHORIZED SIGNATURES                      $     100,000    $  5,000

Optional Insuring Agreements and Coverages

(L)-COMPUTER SYSTEMS                                      $20,000,000    $50,000

(M)-AUTOMATED PHONE SYSTEMS                    Not Covered    N/A

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A.  All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:   N/A

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:  Riders

            No.  1, 2, 3, 4, 5 and 6

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s)  517-76-01 - 05 such termination or cancellation to be effective as of the time this bond becomes effective.

                                                                                    By:_______________________________________

            Authorized Representative

                                                                                                                                                                                           INSURED COPY

                                                                                                                                                                                            517-76-01 – 06

The F&D Companies

  This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

  To be attached to and form part of Bond No. FIB 0004712 08            Effective Date 03-01-2010

It is agreed that:

            The attached bond is amended by replacing that Item(s) on the Declarations corresponding to the Item(s) indicated below with an “X”:

___________________________________________________________________________________________________________________

       Item 2.    Bond Period:   from      03-01-2009          12:01 a.m. to       09-01-2010               12:01 a.m.

                        standard time at the Principal Address shown in Item 1. above.

___________________________________________________________________________________________________________________

       Item 3.    The Aggregate Liability of the Underwriter during the Bond Period shall be $

___________________________________________________________________________________________________________________

       Item 4.    Subject to Sections 4. and 11. hereof,

                            the Single Loss Limit of Liability is       $

                            and the Single Loss Deductible is         $

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling.  Any amount set forth below shall be a part of and not in addition to amounts set forth above.

                                                                                                                                                     Single Loss       Single Loss

                                                                                                                                                Limit of Liability       Deductible

Accepted:

________________________________________________

                              (INSURED)

By:_____________________________________________

                              (OFFICIAL TITLE)

SR 6150c   AMEND DECLARATIONS PAGE-DISCOVERY FORM RIDER

FOR USE WITH THE FINANCIAL INSTITUTION BONDS, STANDARD FORM NOS. 14,

15, 24 AND 25.  ITEM 3. NOT TO BE CHANGED MIDTERM WITH THIS RIDER.

REVISED TO JUNE, 1990.

F5900d

POLICY COVER SHEET

Job Name:  XP3310DA            Print Date and Time:  02/01/10  21:01

File Number: O617O

Business Center/

Original Business Unit:              FINANCIAL AND PROFESSIONAL SERVICES

Policy Number:                         463BD1248

Name of insured:                                  WELLS FARGO FUNDS TRUST

Agency Number:                                  2213573

Department or Expense Center:            001

Underwriter:                                         1289271  Underwriting Team:

Data Entry Person:                                HAYHURST,JILL

Date and Time:                         02/01/10  17:33  004

Special Instructions

Policy Commencement Date:                03/01/09

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40724 Ed.12-90 Printed in U.S.A. INSURED COPY Page 1

DELIVERY INVOICE

Company: ST PAUL FIRE & MARINE INSURANCE COMPANY

INSURED:

WELLS FARGO FUNDS TRUST

525 MARKET STREET, 12TH FLOOR

SAN FRANCISCO CA 55416

AGENT:

WILLIS OF MINNESOTA INC.

1600 UTICA AVE S STE 600

MINNEAPOLIS MN 55416

Policy Inception/Effective Date: 03/01/10

Agency Number: 2213573

Transaction Type: EXTENSION

Transaction number: 002

Processing date: 02/01/2010

Policy Number: 463BD1248

Policy                           Description                                           Amount            Surtax/

Number                                                                                                            Surcharge

463BD1248                 EXCESS FORM 14 BOND A/P         $10,924

                                    TO EXTEND POLICY PERIOD

POLICY PERIOD: 03/01/2009-09/01/2010

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40724 Ed.12-90 Printed in U.S.A. INSURED COPY Page 2

XS103 Ed. 5-05

2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.  463BD1248

DATE ENDORSEMENT OR RIDER EXECUTED 02/01/10

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER

12:01 A.M. LOCAL TIME AS SPECIFIED

IN THE BOND OR POLICY

03/01/10

* ISSUED TO

WELLS FARGO FUNDS TRUST

AMEND DECLARATIONS PAGE

It is agreed that:

1.         The Declarations Page of the attached Excess Follow Form is amended by replacing the corresponding Item(s) with the Items indicated (X'd) below:

  X        Item 2. Excess Follow Form Period: effective at 12:01 A.M. on 03/01/2009 and expire on 12:01 A.M. on 09/01/2010

Item 3. Single Loss Limit of Liability:

Item 4. Aggregate Limit of Liability:

Item 6. The total amount of Underlying Single Loss Limit of Liability is

Item 7. The total amount of Underlying Aggregate Limit of Liability is

Item 8. This Excess Follow Form follows the form of:

              Insurer's Name:

              Bond/Policy Number:

              Effective Date:

Except as provided below:

2. This rider applies to:

         Loss sustained at any time but discovered after 12:01 A.M. on the effective date stated above.

         Loss sustained after 12:01 A.M. on the effective date above.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

FEDERAL INSURANCE COMPANY

Endorsement No.: 2 DFI

Bond Number:

81944292

NAME OF ASSURED: WELLS FARGO FUNDS TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

“ITEM 1.

BOND PERIOD:

from 12:01 A.M. on March 1, 2009 to 12:01 A.M. on September 1, 2010

The extension of the BOND PERIOD does not increase or reinstate the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS.”

This Endorsement applies to loss discovered after 12:01 a.m. on March 1, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

POLICY PERIOD EXTENSION ENDORSEMENT

Endorsement No. 4

Effective date of this endorsement: 12:01 a.m. on: March 1, 2010

To be attached to and form part of Policy Number: MCN 712693/01/2009

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

POLICY PERIOD EXTENSION ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

In consideration of an additional premium of $9,655, it is agreed that Item 2. Policy Period of the Declarations is deleted and amended to read in its entirety as follows:

Item 2. Policy Period:

From 12:01 AM (Local time at the address stated in Item 1.) on March 01, 2009

To 12:01 AM (Local time at the address stated in Item 1.) on September 01, 2010

It is further understood and agreed that the Limits of Liability for the Policy Period set forth above shall remain unchanged and that this extension of the Policy Period shall not operate in any way to increase the Limits of Liability as stated in Item 3. of the Declarations.

All other provisions remain unchanged.

Authorized Representative

January 27, 2010

Date

RIDER #7

This rider, effective 12:01 am March 01, 2010 forms a part of

Bond number:          01-603-07-83

Issued to:                Wells Fargo Funds Trust

By:                         National Union Fire Insurance Company of Pittsburgh, Pa.

POLICY PERIOD EXPANDED

In consideration of the additional premium of $17,182 (pro rata amount of the annual premium), it is hereby understood and agreed that the Item on the Declarations page entitled POLICY PERIOD is deleted in its entirety and replaced with the following:

POLICY PERIOD:       From: March 1, 2009 To: September 1, 2010

(12:01 A.M. standard time at the address stated in Item 1.)

It is further understood and agreed that the Limit of Liability for the expanded Policy Period shall be part of, and not in addition to, the Limit of Liability stated in the Declarations page.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

                                                                                       AUTHORIZED REPRESENTATIVE

RIDER #8

This rider, effective 12:01 am March 01, 2010 forms a part of

Bond number:          01-603-07-83

Issued to:                Wells Fargo Funds Trust

By:                         National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX (AMENDED) ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the “Forms Index” Endorsement is amended to include the following:

FORM NUMBER   EDITION DATE      FORM TITLE

MNSCPT                                     POLICY PERIOD EXPANDED

PENMAN            01/05                 FORMS INDEX AMENDED ENDORSEMENT

AUTHORIZED REPRESENTATIVE